

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

June 8, 2007

<u>By US Mail and Facsimile</u>

Mr. R. David Russell
President and Chief Executive Officer
Apollo Gold Corporation
5655 South Yosemite Street
Suite 200
Greenwood Village, Colorado 80111

Re: Apollo Gold Corporation
        Amendment No. 1 to Registration Statement on Form S-3
        Filed May 25, 2007
        File No. 333-141877

Dear Mr. Russell:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note your responses to our prior comments 2 through 10. Because it appears that you are not eligible to conduct a primary offering on Form S-3, you must file

a registration statement for the resale offering at the time of each conversion or exercise because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). You must register each transaction on the form you are eligible to use to register the transaction as a primary offering. At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

2.   At the time that you file such registration statement(s), include in the prospectus the information you provided to us in response to comments 2 through 10. However, in regard to your response to comment 2, please revise the title of the second line item on the table to be "Aggregate Discount at Date of Sale of Convertible Debentures."

<u>Closing Comments</u>

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Donna Levy at (202) 551-3292 or, in her absence me, at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc: Deborah J. Friedman (by facsimile)
     D. Levy